April 19, 2007

BY FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

Re:	National Rural Utilities Cooperative Finance Corporation (the "Company")
Registration Statement on Form S-3ASR
Filed March 13, 2007
File No. 333-141248

Dear ladies and gentlemen:

               Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), National Rural Utilities Cooperative Finance Corporation (the "Company") applies for withdrawal of its registration statement on Form S-3ASR (Registration Statement No. 333-141248) (the "Registration Statement"), filed by the Company on March 13, 2007.  No securities were sold in connection with the Registration Statement.

               The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

               The Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions concerning this request for withdrawal, please contact the Company's outside counsel, Stuart G. Stein at (202) 637-8575.

Sincerely,

National Rural Utilities Cooperative Finance Corporation

By: /s/ Steven L. Lilly
Steven L. Lilly
Chief Financial Officer